OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 18, 2017

Via Electronic Transmission

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Revenue Weighted ETF Trust (SEC File 811-21993)

Dear Mr. Cowan:

Thank you for your comments, provided by email correspondence and telephone conference on August 17, 2017, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Revenue Weighted ETF Trust (the “Registrant”), with respect to its new series Oppenheimer Emerging Markets Ultra Dividend Revenue ETF, Oppenheimer International Ultra Dividend Revenue ETF, Oppenheimer Russell 1000 Dynamic Multifactor ETF, Oppenheimer Russell 2000 Dynamic Multifactor ETF, Oppenheimer International Dynamic Multifactor ETF, and Oppenheimer Emerging Markets Dynamic Multifactor ETF (each a “Fund” and together the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2017 (accession number 0000728889-17-001129). For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein. Unless stated otherwise, the comments and responses apply to all of the Funds.

PROSPECTUS (Part A)

General

1.               The Registrant should include any index license or sub-license agreement to which each Fund is a party as an exhibit to the registration statement, if applicable, as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A.

The investment adviser’s ability to use the Underlying Indexes in connection with the Funds will be covered in the license agreement between the investment adviser and FTSE Russell. Accordingly, there is no sub-license agreement to which the Fund is a party that the Fund will file as an exhibit.

Fund Summaries – Principal Investment Strategies

2.	In the first paragraph, the first sentence states that the Fund seeks results that “correspond generally,” before fees and expenses, to the performance of the Fund’s respective Underlying Index. Please use the phrase “track the performance of” in place of the phrase “correspond generally.”

We believe that the term “correspond generally” is substantially equivalent to “track the performance of,” and accurately describes each Fund’s objective, consistent with the Funds’ exemptive order dated December 30, 2013 (Rel. No. 30849) and the related exemptive application, as amended (together, the “Exemptive Relief”). Moreover, the Principal Investment Strategies states that the Fund’s intention is to replicate the constituent securities of the Underlying Index as closely as possible. Therefore, we respectfully decline to make this change.

3.	With respect to each Fund that includes the name of a broad-based index in the name of the Fund’s Underlying Index, revise the disclosure to include, pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”), a policy that the Fund will invest at least 80% of its net assets, including borrowings for investment purposes, in securities of companies included in the broad-based index.

As stated in each Fund’s principal investment strategies, under normal circumstances, the Fund will invest at least 80% of its net assets in securities of companies included in the Underlying Index. Each Fund’s Underlying Index constituents comprise a subset of the constituents of the broad-based index (the “Parent Index”) in the name of the Fund’s Underlying Index; therefore, investing in the Underlying Index necessarily entails investing in the Parent Index. The Registrant has revised the existing 80% policy for each Fund to clarify that it includes any borrowings for investment purposes. Based on the foregoing, the Registrant believes the Fund’s 80% policy is in compliance with Rule 35d-1.

4.	In the first paragraph, we note that “The Fund may invest up to 20% of its assets in other securities not included in the Underlying Index and cash and cash equivalents, including shares of money market funds advised by affiliates of the investment adviser.” Please add disclosure clarifying that any such investments will be made subject to the investment adviser’s belief that the investments will help the Fund track the Underlying Index. Please also supplementally clarify how investments in money market funds will help the Fund track the Underlying Index.

The disclosure has been revised. The disclosure is intended to reflect circumstances in which the Fund holds a de minimis amount of cash (for example, from purchases) and invests it overnight in a money market sweep vehicle. The Fund does not anticipate investing long-term in cash or money market funds.

5.	Please provide supplemental information on the construction of each Underlying Index in the form of an index methodology rule book or similar documentation.

Supplemental disclosure on the construction of each Underlying Index (the “Index Methodology”) has been provided separately via email from Carolyn Liu-Hartman to Mark Cowan on October 13, 2017.

6.	Please consider clarifying in this section that the Underlying Index is rules-based, as stated in the later section “Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Principal Investment Strategies.”

This disclosure has been added to the section “Fund Summaries—Principal Investment Strategies.”

7.	In the paragraph beginning “The Underlying Index is constructed by selecting equity securities from the [ ] Index (the “Parent Index”), which measures the performance of the 1,000 largest-capitalization companies in the United States, typically based on their relative exposure to five investment style factors…” please consider deleting the word “typically.”

This disclosure has been revised.

8.	With respect to each of Oppenheimer Russell 1000 Dynamic Multifactor ETF, Oppenheimer Russell 2000 Dynamic Multifactor ETF, Oppenheimer International Dynamic Multifactor ETF and Oppenheimer Emerging Markets Multifactor ETF (the “Multifactor ETFs”), in the paragraph regarding the factor “Value,” please clarify the phrase “country relative sales to price.”

The disclosure has been revised to delete the reference to the country relative sales to price ratio.

9.	With respect to each Fund’s index methodology, please enhance the disclosure to include:

a.	Component selection criteria, explaining how index components are included/excluded (since each Underlying Index is a subset of the Parent Index);

b.	Index weighting methodology, explaining how components of an index are weighted (e.g., free float-adjusted capitalization-weighted, price-weighted, equal-weighted or fundamentally-weighted, among others); and

c.	The number of index components (a range is acceptable).

This disclosure has been revised.

10.	Please consider deleting the term “generally” in the sentence that states the Underlying Index generally contains a subset of the securities in the Parent Index. In addition, please state if there is a minimum number or range of securities of the Parent Index that will be held in the Underlying Index.

The disclosure has been revised.

11.	Please provide additional information regarding the rebalancing and reconstitution process for the Funds.

Additional information regarding the rebalancing and reconstitution process for the Funds is provided in the section “Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Principal Investment Strategies.”

12.	Please clarify the asset diversification requirements referred to in the sentence that states “The Underlying Index is subject to certain asset diversification requirements.”

The disclosure has been deleted.

13.	Explain why this is not a self-indexing arrangement. Confirm that neither the adviser nor its affiliates have any discretion to select index components or change index methodology.

This response was provided separately in an email from Emily Ast to Mark Cowan dated September 8, 2017. Further to subsequent discussions with the Commission staff, appropriate disclosure regarding the Funds’ self-indexing arrangements has been added.

14.	If OFI is in the name of the index why isn’t OFI the sponsor? If there is no affiliation, they should explain why OFI’s name is in the name of the Underlying Index.

This response was provided separately in an email from Emily Ast to Mark Cowan dated September 8, 2017. Further to subsequent discussions with the Commission staff, appropriate disclosure regarding the Funds’ self-indexing arrangements has been added.

15.	Please explain the circumstances under which the Funds may utilize representative sampling.

As disclosed in the section “Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings,” a Fund may use a representative sampling strategy when (1) practical difficulties or substantial costs would be involved in compiling all of the securities in a Fund’s Underlying Index, (2) the constituent securities are too numerous to efficiently purchase or sell, or (3) a component security becomes temporarily unavailable or relatively illiquid.

16.	Please specify each Fund’s portfolio securities’ correlation to the Fund’s Underlying Index constituents.

Each Fund’s investment objective is to seek to provide investment results that correspond generally, before fees and expenses, to the performance of the Fund’s Underlying Index. In addition, each Fund’s Principal Investment Strategies section states that under normal circumstances, the Fund will invest at least 80% of its net assets in securities of companies included in the Underlying Index. Moreover, to the extent the Fund invests up to 20% of its assets in other securities, such investments are intended to help the Fund track the Underlying Index. Therefore, the Registrant believes the disclosure sufficiently describes the manner in which the Fund’s portfolio securities will be highly correlated to the Fund’s Underlying Index constituents.

17.	Each Fund states that it “will typically concentrate its investments in a particular industry or group of industries to approximately the same extent that its Underlying Index is concentrated…” Please state whether the Underlying Indexes are concentrated or not, and add relevant risk disclosure regarding any industries in which the Underlying Indexes are concentrated. In addition, please consider removing the word “typically” in the sentence.

The Registrant respectfully declines to state whether the Underlying Indexes are concentrated; however, relevant risk disclosure regarding specific industries or sectors in which the Underlying Indexes may be concentrated has been added. In addition, the Registrant respectfully declines to remove the word “typically” from the referenced statement, there may be circumstances in which a Fund does not concentrate its investments to the same extent as its Underlying Index, for example, due to the use of a representative sampling strategy.

18.	If applicable, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

This disclosure has been added.

19.	With respect to each of Oppenheimer Emerging Markets Dynamic Multifactor ETF and Oppenheimer Emerging Markets Ultra Dividend Revenue ETF, please confirm that the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of issuers that are economically tied to an emerging market country, even if the Parent Index is not 100% invested in such securities.

This is confirmed. As noted in the Principal Investment Strategies, with respect to securities of foreign companies, each Fund may achieve its exposure either directly or through depositary receipts.

Principal Risks

20.	The principal risks do not appear to be shown in alphabetical order; please confirm supplementally if the principal risks are shown in a particular order.

The Registrant notes that Form N-1A does not prescribe a specific order for disclosing principal risks. Generally, the fund-specific risks (e.g., regarding investment style factors or sector concentrations) are shown first, followed by more broadly-applicable risks (e.g., calculation methodology risk and operational risk).

21.	Please consider including “passive investment risk” and “index provider risk” as principal risks.

Passive investment risk disclosure has been added. The Registrant does not believe index provider risk would be appropriately included as a principal risk, in light of the experience and reputation of the Index Provider, FTSE Russell, in the ETF industry.

Average Annual Total Return Table

22.	Please confirm supplementally which broad-based securities market index will be used in connection with showing each Fund’s performance in the future.

The broad based securities market indexes for each Fund are anticipated to be as follows:

Oppenheimer Russell 1000 Dynamic Multifactor ETF: Russell 1000 Index

Oppenheimer Russell 2000 Dynamic Multifactor ETF: Russell 2000 Index

Oppenheimer International Dynamic Multifactor ETF: FTSE Developed ex US Index

Oppenheimer Emerging Markets Dynamic Multifactor ETF: FTSE Emerging Index

Oppenheimer International Ultra Dividend Revenue ETF: FTSE Developed ex US Index

Oppenheimer Emerging Markets Ultra Dividend Revenue ETF: FTSE Emerging Index

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Principal Investment Strategies

23.	Consider clarifying the disclosure regarding the weighting methodology in plain English.

This disclosure has been revised.

24.	Where possible, please enhance the disclosure to ensure that it is not merely replicating the disclosure in the Fund Summaries.

This disclosure has been enhanced.

Management of the Funds

25.	Please confirm the date of the shareholder report in which the basis for the Board of Trustees’ initial approval of the investment advisory agreement between the Trust, on behalf of the Funds, and the investment adviser will be available.

We have revised the disclosure to indicate the following: “A discussion regarding the basis for the Board of Trustees’ initial approval of the investment advisory agreement between the Trust, on behalf of the Funds, and the investment adviser will be available in the Trust’s Semi-Annual Report to Shareholders for the period ended December 31, 2017.”

The Underlying Indexes

26.	Please explain supplementally the disclosure to be added in the section titled “Disclaimer.”

The disclaimer required by the Index Provider under the licensing agreement has been added to this section.

Shareholder Information—Share Trading Prices

27.	Please note that the discussion of the intraday indicative value ("IIV") should specifically address (a) how the IIV is calculated, (b) what the calculation includes and does not include, and (c) what types of values are used for underlying holdings. Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. Please confirm the disclosure addresses these items.

The Registrant confirms that appropriate disclosure regarding IIV has been included.

Creations, Redemptions and Transaction Fees—Purchases

28.	Please consider whether the reference to the relevant Parent Index in the first paragraph should be changed to a reference to the relevant Underlying Index.

This change has been made.

29.	Please explain, supplementally, the following disclosure: “Orders for select Funds (T-1 (T minus 1) Next Day International Market Orders, are to be placed after the listing exchange closing time and before the Fund’s established T-1 order window cut-off time, the latest being 5:30 PM Eastern Standard Time on any Business Day. Such orders, if accepted, will receive the next Business Day’s NAV per Creation Unit.”

This disclosure indicates that orders for non-domestic Funds that are placed T-1 are required to be placed between the listing exchange closing time, or 4:00 PM Eastern Standard Time, and the cut-off time of 5:30 PM Eastern Standard Time on any Business Day.

Comments Specific to Oppenheimer International Ultra Dividend Revenue ETF and Oppenheimer Emerging Markets Ultra Dividend Revenue ETF Prospectus

The Fund Summaries - Principal Investment Strategies

30.	In light of the inclusion of “Ultra Dividend” in each Fund’s name, please review the requirements of Rule 35d-1 in connection with the Fund’s principal investment strategies. To the extent the Fund determines that it is not required to adopt a policy to invest at least 80% of the Fund’s net assets, including borrowings for investment purposes, in dividend paying securities, please supplementally explain why.

The Registrant does not believe such an 80% test is required for the Ultra Dividend Funds under Rule 35d-1. The term "dividend" is not specifically addressed in the Rule 35d-1 adopting release or the Commission staff's guidance regarding frequently asked questions about Rule 35d-1.[1] As used by the Fund, the term "dividend" in the Fund's name describes a strategy and not a type of investment. Similar to the use of the term "income" in a fund's name, which the staff has stated is not subject to Rule 35d-1 because it "suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment," the term "dividend" conveys to investors that the Fund has a strategy that seeks to pay dividends and distributions to Fund shareholders.[2] Additionally, we note that currently effective series of other registrants that use "dividend" in their name have not adopted a policy to invest 80% of their net assets in dividend producing securities pursuant to Rule 35d-1.[3] Application of Rule 35d-1 to the term "dividend" would result in disparate treatment of the Fund as compared to similar registered investment companies due to the fact that other registered investment companies currently operate using the word "dividend" in their names under a standard that is more flexible or permissive than the one being proposed by the staff here.

31.	In the paragraph stating that the Fund “will typically concentrate its investments…to approximately the same extent as its Underlying Index, meaning that it may invest more than 25% of its total assets in that industry or group of industries,” please remove the word “typically” and change the word “may” to “will.”

Regarding use of the word “typically,” please see the response to Comment 17. Regarding changing the word “may” to “will,” this change has been made.

32.	With respect to the Oppenheimer International Ultra Dividend Revenue ETF, please confirm that the Underlying Index invests excluding the United States.

The Parent Index is the FTSE Developed Ex-US Index, which invests exclusive of the United States. Therefore, the Underlying Index will also exclude the United States.

           Principal Risks

33.	Please consider whether Eurozone Investment Risk is appropriately included as a principal risk for Oppenheimer Emerging Markets Ultra Dividend Revenue ETF, in light of the fact that the Fund invests primarily in equity securities of issuers that are economically tied to an emerging market country.

The Registrant notes that certain European Union (or Eurozone) members, such as the Czech Republic, Hungary, and Poland, are also considered to be emerging market countries, and that Eurozone Investment Risk is therefore appropriately disclosed as a principal risk for the Fund.

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Principal Investment Strategies

34.	Please confirm whether disclosure regarding the Funds’ use of temporary defensive strategies is applicable.

The Registrant confirms such disclosure is not applicable, and notes that the Principal Investment Strategies section for each Fund states that the Fund “does not seek temporary defensive positions when markets decline or appear overvalued.”

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Principal Risk Factors

35.	Please consider whether disclosure on frequent trading should be included for these Funds.

The Registrant notes that the following disclosure is included under Market Trading Risks: “Because of the costs inherent in buying or selling Shares, frequent trading may detract significantly from investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.”

Statement of Additional Information (Part B)

Investment Strategies

36.	Please confirm whether disclosure regarding the Funds’ use of temporary defensive strategies is applicable.

Please see the response to Comment 34 above.

            Investment Restrictions

37.	Please add disclosure following the investment restrictions that provides more information regarding the manner in which such restrictions operate pursuant to the Investment Company Act.

Additional disclosure has been added.

38.	The Commission’s position on investment restrictions regarding concentration is that a fund’s concentration in an industry should be calculated based on the fund’s “total” assets. Please disclose this following the text of the investment restrictions.

This disclosure has been added.

39.	Please clarify that, to the extent the Funds invest in the securities of other investment companies, the Funds will consider such securities when determining compliance with their concentration policy.

This disclosure has been clarified.

40.	In the investment restriction regarding concentration, please change the word “may” to “will” in the portion of the policy that states “except that a Fund may invest 25% or more of its net assets in securities of issuers in the same industry to approximately the same extent that the Fund’s corresponding index concentrates in the securities of a particular industry or group of industries.”

The investment restriction is a fundamental policy and therefore cannot be changed without approval by the Board of Trustees. As disclosed in each Fund’s principal investment strategies and as stated in the response to Comment 17, the Fund will typically concentrate its investments in a particular industry or group of industries to approximately the same extent that its Underlying Index is concentrated, meaning that it will invest more than 25% of its total assets in that industry or group of industries.

41.	In the portion of the investment restriction regarding concentration referenced in Comment 40, please consider whether the use of the term “approximately” is appropriate.

The Registrant believes that the use of “approximately” in this context is appropriate, for example in circumstances involving the Fund’s use of a representative sampling strategy.

42.	In the investment restriction regarding concentration, the last sentence states “Accordingly, if the Fund’s corresponding index stops concentrating in the securities of a particular industry or group of industries, the Fund will also discontinue concentrating in such securities.” Please consider whether this sentence is necessary, given the prior text of the restriction.

The Registrant will take this into consideration in connection with investment restrictions for new series in the future.

              Trustees and Officers of the Trust

43.	The chart listing the length of service of the Officers of the Trust states that the Officers have served since 2017. Since the Trust has existed since 2006, please clarify this disclosure and explain if the SAI is specific to this set of new series of the Trust.

This disclosure has been updated accordingly.

            Creation and Redemption of Creation Unit Aggregations

44.	The section on creation and redemption includes a reference to T+3 settlement. Please consider updating this reference in light of the new T+2 settlement requirement that went into effect September 2017.

The disclosure has been updated.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Emily Petkun Ast

OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-5086
east@ofiglobal.com

Sincerely,

/s/ Emily Petkun Ast

Emily Petkun Ast

Vice President & Associate General Counsel

Tel.:212-232-5086

cc:        Ropes & Gray LLP

Andrew Murphy, Esq.

Taylor V. Edwards, Esq.

[1] See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) and Frequently Asked Questions about Rule 35d-1 at www.sec.gov/rules/final/ic-24828. htm#P93_24567 (hereinafter "Names Rule FAQ").

[2] See Names Rule FAQ Question 9.

[3] See, e.g., Wisdom Tree U.S. Dividend Fund and SPDR S&P International Dividend ETF.